

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

Via E-mail
Sharon Mates, Ph.D.
President and Chief Executive Officer
Intra-Cellular Therapies, Inc.
3960 Broadway
New York, NY 10032

>   **Re: Intra-Cellular Therapies, Inc.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed October 15, 2013**
>   **File No. 000-54896**

Dear Dr. Mates:

   We have reviewed your amended filing and correspondence dated October 15, 2013 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Item 2.01
Our Clinical Programs, pages 12-13

1. Please revise the chart on page 12 to indicate, if true, that there have been no separate Phase 1 trials dedicated to the following indications: bipolar disorder; behavioral disturbances associated with dementia and Alzheimer's disease; sleep and behavioral disturbances associated with autism; and depression and other mood disorders. To the extent you plan to use data from completed Phase 1 in ITI 007 to advance the product candidate for these separate indications into Phase 2 trials, please ensure that the table accurately reflects this information.

2. We note your statement on page 13 that data from your completed Phase 1 studies and data from your on-going Phase 2 trial in acute exacerbated schizophrenia will be used to advance ITI-007 directly into Phase 3 trials for the treatment of bipolar disorder. Please disclose the extent of any communications you have had with the FDA concerning these

plans and whether there is any risk that the FDA may not agree that prior data from trials in acute exacerbated schizophrenia can be used as a basis to initiate Phase 3 trials for the treatment of bipolar disorder.

Collaboration Agreement, page 17

3. We note your response to our prior comment 8 and your disclosure that you may receive "high single to low double digit royalty payments." Please disclose the amount of royalties you may receive expressed as a percentage or range within 10%.

Risk Factors
"We are an emerging growth company…," page 56

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please state your election under Section 107(b) of the Act:

- If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat at (202) 551-3656 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
William Hicks, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.